Exhibit 99.1

Yiren Digital Selects KPMG as its Independent Registered Public Accounting Firm

BEIJING, December 13, 2021 — Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), a leading digital personal financial management platform in China, today announced that, effective as of December 13, 2021, the Company engaged KPMG Huazhen LLP (“KPMG”), as the Company’s independent registered public accounting firm, to replace Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”). The change of the Company’s independent registered public accounting firm was approved by the audit committee and the board of the Company.

KPMG is engaged to audit and report on the consolidated financial statements of the Company for the year ending December 31, 2021.

Deloitte has served as the Company’s independent registered public accounting firm since 2015, and the reports of Deloitte on the Company’s consolidated financial statements have contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the whole service period, there have been no disagreements between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte would have caused them to make reference to the disagreements in their audit reports.

About Yiren Digital

Yiren Digital Ltd. is a leading digital personal financial management platform in China. The Company provides customized asset allocation services and wealth management solutions to China's mass affluent population as well as utilizes online and offline channels to provide retail credit facilitation services to individual borrowers and small business owners.

For investor and media inquiries, please contact:

Yiren Digital

Investor Relations

Email: ir@yirendai.com